United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Press Release

Vale informs Salobo throughput capacity over 35 Mtpa

Rio de Janeiro, March 13th, 2025 - Vale S.A. (“Vale” or “Company”) announces the successful completion of the second throughput test for the Salobo III project, with the Salobo complex exceeding an average of 35 Mtpa over a 90-day period[1]. This achievement is another significant milestone under the Salobo agreement with Wheaton Precious Metals International Ltd., (“Wheaton”)[2].

Under the terms of the agreement with Wheaton, Salobo will receive US$144 million for achieving this milestone. In addition, Wheaton will be required to make annual payments of US$8.0 million for a 10-year period should the Salobo complex achieve specific mining rates and copper feed grades.

Marcelo Feriozzi Bacci

Executive Vice President, Finance and Investor Relations

For further information, please contact:

Vale.RI@vale.com

Thiago Lofiego: thiago.lofiego@vale.com

Mariana Rocha: mariana.rocha@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Pedro Terra: pedro.terra@vale.com

Patricia Tinoco: patricia.tinoco@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

[1] In 2015, Vale announced the by-product streaming agreement with Wheaton, which was amended in 2023, as per Vale’s 20-F. In November 2023, Vale announced the completion of the throughput test for the first phase of the Salobo III project, with the Salobo complex exceeding an average of 32 Mtpa over a 90-day period, for which the Salobo received US$ 370 million.

[2] A subsidiary of Wheaton Precious Metals Corp.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: March 13, 2025		Director of Investor Relations